Exhibit 12(b)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicated.

	Years Ended December 31,										Six Months Ended June 30,
(dollars in thousands)	2010(2)		2011		2012		2013		2014		2015		2014
Net (loss) income	$(39,066)		$6,920		$8,115		$40,338		$287,035		$100,253		$10,702
Income tax (benefit) expense	(22,490)		5,838		8,353		22,977		(143,264)		17,306		7,317
Fixed charges	253,569		239,477		227,155		221,219		182,107		88,887		94,239

Earnings	192,013		252,235		243,623		284,534		325,878		206,446		112,258

Interest expense, net	185,517		170,524		156,762		146,112		105,152		49,218		56,266
Rent under leases representative of an interest factor (1/3)	68,052		68,953		70,393		75,107		76,955		39,669		37,973
Preferred dividends	0		0		0		0		0		0		0

Fixed charges	253,569		239,477		227,155		221,219		182,107		88,887		94,239

Ratio of earnings to fixed charges	0.8	x	1.1	x	1.1	x	1.3	x	1.8	x	2.3	x	1.2	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net (loss) income before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.
(2)	For the year ended December 31, 2010, earnings were insufficient to cover fixed charges by $61,556.